S SSION

25001903

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Section Rules 17a-5,17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UMB Financial Services, Inc. (a wholly owned subsidiary of UMB Financial Corporation)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 25 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Gates (816) 860-8796
(Area Code - Telephone No.)

President and Chief Financial Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name - if individual, state last, first, middle name)

1000 Walnut Street, Suite 1100	Kansas City	Missouri	64106-2162
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB (if applicable))	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Angela Gates, affirm that, to the best of my knowledge and belief, the accompanying financial report pertaining to the firm of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Financial Corporation) as of and for the year ended December 31, 2024, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, has any proprietary interest in any account classified solely as that of a customer.

FELICIA M. BRYANT
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
MY COMMISSION EXPIRES AUGUST 8, 2026
JACKSON COUNTY
COMMISSION #14886795

Signature: Angela Gates

Title: President

Felicia M. Bryant
Notary Public

SEC Mail Processing
FEB 25 2025
Washington, DC

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ____________________

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Financial Corporation)

SEC I.D. No. 8-34999

Financial Statements as of and for the Year Ended December 31, 2024, Supplemental Schedules as of December 31, 2024 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5–13
SUPPLEMENTAL SCHEDULES	14
(I)Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	15
(II)Schedule of Computation for Determination of Customer Account Reserve and PAB of Brokers And Dealers Under Rule 15c3-3 of the Securities Exchange Commission	16
(III)Schedule of Information for Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission	16

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
UMB Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2014.

Kansas City, Missouri
February 24, 2025

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents	$	43,599,483
Investment securities – at fair value		8,554,873
Other receivables		389,495
Deferred income tax assets, net		1,436,005
Prepaid expenses		53,432
Total assets	$	54,033,288
LIABILITIES		
Sales commission payable	$	221,583
Deferred compensation plan		5,328,930
Accrued profit sharing payable		61,435
Securities sold, not yet purchased – at fair value		3,968,402
Payable to clearing broker, net		1,896,869
Income tax payable		1,232,974
Other accruals		367,697
Total liabilities		13,077,890
STOCKHOLDER'S EQUITY		
Common stock, $100 par value; 1,000 shares authorized, issued, and outstanding		100,000
Additional paid-in capital		16,050,000
Retained earnings		24,805,398
Total stockholder's equity		40,955,398
Total liabilities and stockholder's equity	$	54,033,288

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2024

REVENUE:		
Securities commissions	$	435,425
Gains on trading accounts, net		1,793,952
Underwriting		1,131,052
Municipal advisory fees		990,514
Revenue from sale of investment company shares		1,035,909
Fees		6,111,161
Insurance fees and commissions		820,129
Other revenue		2,788,942
Total revenue		15,107,084
EXPENSE:		
Employee compensation and benefits		5,889,573
Processing fees		2,496,813
Regulatory fees and expenses		108,153
Management fees		92,154
Other		375,302
Total expense		8,961,995
Income before income taxes		6,145,089
Income tax expense		1,497,628
NET INCOME	$	4,647,461

See notes to financial statements..

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - January 1, 2024	$ 100,000	$16,050,000	$20,157,937	$36,307,937
Net income	—	—	4,647,461	4,647,461
Balance - December 31, 2024	$ 100,000	$16,050,000	$24,805,398	$40,955,398

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,647,461
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(330,830)
Changes in:		
Investment securities		(5,700,666)
Receivable from/payable to clearing broker		1,165,546
Other receivable		(149,396)
Prepaid expenses		3,303
Sales commission payable		(4,306)
Deferred compensation plan		1,383,940
Accrued profit sharing payable		5,179
Securities sold, not yet purchased		2,521,509
Other accruals		82,841
Income taxes		712,824
Net cash provided by operating activities		4,337,405
Increase in cash and cash equivalents		4,337,405
Cash and cash equivalents at beginning of period		39,262,078
Cash and cash equivalents at end of period	$	43,599,483
Supplemental disclosures:		
Income taxes paid	$	1,115,634

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations

UMB Financial Services, Inc. (the Company) is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers, including UMB Bank, N.A. (UMB Bank) and correspondent banks, through the facilities of National Financial Services, LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company also engages in securities transactions on a principal basis. The Company's business is reliant upon its relationship with UMBFC and UMB Bank. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The Company's clearing broker is NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to, customers. For all other business activities, customer funds are either handled through a special account for the exclusive benefit of customers or are related to a business activity that is exempt from Rule 15c3-3 under Footnote 74 SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, (the Act).

Pursuant to an agreement between the Company and NFS, NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents includes deposits held by the Company through UMB Bank and used for operations, cash in transit deposited by the Company's customers that is designated for payment to a third party, and cash held at NFS that is held in a money market fund. As of December 31, 2024, cash held at UMB Bank and cash held at NFS totaled $15,562,874 and $28,036,609, respectively.

Investment Securities

Marketable securities, which consist of U.S. Treasury and Agency obligations and corporate debt, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or

losses included in the Gains on trading accounts, net line on the statement of income. Such transactions are recorded on a trade date basis.

Securities Sold, Not Yet Purchased

Securities sold, but not yet purchased are carried at fair value based on quoted market prices for those or similar securities, with gains and losses included in the Gains on trading accounts, net line on the statement of income.

Payable to Clearing Broker, net

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in the Payable to clearing broker line on the statement of financial condition. Also included in Payable to clearing broker are commissions receivable from a third-party clearing broker. These commissions are transaction-based fees that are recorded when trades are executed.

Other Receivables

Other receivables consist of 401(k) fees, 12b-1 fees, variable annuity, and institutional underwriting receivables that are not processed through a clearing broker. These receivables are transaction-based fees that are recorded when trades are executed.

Deferred Compensation Plan

Deferred compensation plan represents compensation deferred by certain employees. The liability is carried at fair value based on quoted market prices or dealer quotes.

Commissions

Commission revenues and expenses are recorded on a trade date basis. Commissions represent transaction-based fees that are recorded when trades are executed.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2024. The Company is taxed as a corporation for U.S. income tax purposes and files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2019. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMBFC in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the

accompanying financial statements. As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

The Company uses an expected loss model for financial instruments measured at amortized cost. Under the expected loss model, the Company estimates the lifetime expected credit loss on such instruments and records an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. As of December 31, 2024, there is no allowance for credit losses related to the Company's financial instruments.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2025, which is the date the financial statements were available to be issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

2. RELATED-PARTY TRANSACTIONS

The Company entered into the following related party transactions with UMBFC and its subsidiaries:

Purpose	Amount	Related Party	Statement	Classification
Management fees	$ 92,154	UMBFC	Income	Other expense
Income taxes	1,497,628	UMBFC	Income	Income tax expense
Stock-based compensation	53,608	UMBFC	Income	Employee compensation and benefits
401(k) profit sharing	122,650	UMBFC	Income	Employee compensation and benefits
License maintenance fees	266,070	UMB Bank	Income	Other revenue
Trust relationship manager fees	665,556	UMB Bank	Income	Other revenue
Investment advisory fees	12,000	UMB Bank	Income	Processing fees
Support services	2,577	UMB Bank	Income	Other expense
Underwriting and municipal advisory referral fees	912,308	UMB Bank	Income	Processing fees
Group life insurance fees	60,257	UMB Insurance, Inc.	Income	Insurance fees and commissions
Fixed annuity fees	305,882	UMB Insurance, Inc.	Income	Insurance fees and commissions
Individual life fees	16,232	UMB Insurance, Inc.	Income	Insurance fees and commissions
Individual health insurance fees	1,422	UMB Insurance, Inc.	Income	Insurance fees and commissions
Variable annuity fees	78,488	UMB Insurance, Inc.	Income	Other expense

Management fees and support services

UMBFC charges the Company a monthly management fee for its proportional share of actual expenses of certain operational and administrative functions. UMB Bank charges the Company for various support services including postage and office occupancy. These amounts are based on the costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party.

Income taxes

UMBFC charges the Company for their allocation of current and deferred federal and state income tax expense based on the Company's share of the consolidated tax expense.

401(k) profit sharing and stock-based compensation

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary deduction. The Company makes matching contributions and may elect to make discretionary payments to the plan. Additionally, the Company participates in the Omnibus Incentive Compensation Plan (OICP) administered by UMBFC. The OICP consists of performance-based and service-based restricted stock unit awards.

License maintenance fees

The Company receives fees from UMB Bank for maintaining FINRA compliance for UMB Bank licensed associates. Services provided by the Company include record tracking, annual certification training, licensed associate supervision and regulatory response inquiries.

Trust relationship manager fees

The Company receives fees from UMB Bank for acting as relationship manager for certain trust customers, to act as an agent in this relationship, and to provide fiduciary services.

Investment advisory fees

The Company pays fees to UMB Bank for investment advisory services related to the Company's mutual fund wrap fee program. Services include asset allocation advice, investment research, outside fund manager reporting, and client consulting.

Underwriting and municipal advisory referral fees

UMB Bank charges the Company a five percent fee on net receipts for referring institutional underwriting services. The Company participates in an underwriting syndicate acting as a co-manager in underwriting arrangements. UMB Bank also charges the Company a five percent fee on net receipts for referring municipal advisory services.

Annuity fees

UMB Insurance, Inc. (UMB Insurance) charges the Company for administrative services provided on variable annuity products sold by the Company. Variable annuity products are investment products sold by the Company and administered by UMB Insurance. Additionally, UMB Insurance enters into fixed annuity contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

Insurance fees

UMB Insurance enters into group life, individual life, and individual health insurance contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. The Company computes net capital under the aggregate indebtedness method. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2024, the Company had net capital, as defined, of $22,655,376, which was $22,048,077 in excess of its minimum net capital requirement of $607,299. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1 as of December 31, 2024.

4. INCOME TAXES

The provision for income tax expense for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	1,514,235
State		314,223
Total current tax expense		1,828,458
Deferred tax benefit:		
Federal		(271,932)
State		(58,898)
Total deferred tax benefit		(330,830)
Total tax expense	$	1,497,628

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 21% to income before income taxes. The reasons for these differences at December 31, 2024 are as follows:

Tax expense at statutory rate of 21%	$	1,290,469
State income taxes - net of federal effect		201,710
Non-deductible expenses		4,888
Other		561
Total	$	1,497,628

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

As of December 31, 2024, the Company had $1,232,974 of income taxes payable recorded of which the balance principally relates to amounts due to affiliates for its share of taxes related to consolidated federal and state taxes.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes at December 31, 2024 are as follows:

Deferred tax assets:		
Accrued profit sharing	$	9,298
Accrued bonus		127,266
Miscellaneous accrued expenses		329
Stock compensation		32,535
Deferred compensation		1,279,405
Total deferred tax assets		1,448,833
Deferred tax liabilities:		
Prepaid expenses		(12,828)
Total deferred tax liabilities		(12,828)
Net deferred income tax asset	$	1,436,005

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2024, did not have a material effect on the Company's financial statements.

During the year ended December 31, 2024, the Company had no pending or threatened litigation.

6. GUARANTEES

The Company has provided a guarantee to NFS. Under the agreement, the Company has agreed to indemnify NFS for customers introduced by the Company that are unable to satisfy the terms of their contracts due to, but not limited to, volatile trading markets, which may impair the customers' ability to satisfy their obligations. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, investment securities, payable to clearing broker, and securities sold not yet purchased. The estimated fair value of such financial instruments at December 31, 2024, approximate their carrying value as reflected in the statement of financial condition.

The Company classifies its fair value measurements in accordance with Accounting Standards Codification (ASC) 820, *Fair Value Measurement*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Assets and liabilities

measured at fair value on a recurring basis are summarized below as of December 31, 2024. There was no transfer between valuation levels during the year.

	Fair Value Measurement at Reporting Date Using			Total
	Level 1	Level 2	Level 3	Fair Value
Assets				
U.S. Treasury	$ 1,619,880	$ —	$ —	$ 1,619,880
Corporates	5,934,993	1,000,000	—	6,934,993
Total	$ 7,554,873	$ 1,000,000	$ —	$ 8,554,873
Liabilities				
Securities sold, not yet purchased	$ 3,968,402	$ —	$ —	$ 3,968,402
Total	$ 3,968,402	$ —	$ —	$ 3,968,402

8. REVENUE RECOGNITION

The following is a description of the principal activities from which the Company generates revenue:

Securities commissions – Securities commissions primarily represent income earned related to providing brokerage transaction services, including commissions on equity and commodity trades. The performance obligations related to transaction services are executing the specified trade and are priced according to the customer's fee schedule. Such income is recognized at a point in time as the trade occurs and the performance obligation is fulfilled. The remainder of Securities commissions is generated by the spread between purchase and sale price of fixed income security purchases requested by customers, which is outside the scope of ASC 606 and is recognized in accordance with ASC 320, *Investments – Debt and Equity Securities*.

Gains on trading accounts, net – In the regular course of business, the Company recognizes gains and losses on the sale of investment securities. These net gains are recognized in accordance with ASC 320 and are outside the scope of ASC 606.

Underwriting – Underwriting represents income earned related to underwriting of corporate bond issuances. The performance obligations related to these fees include reviewing the credit worthiness of the customer, ensuring appropriate regulatory approval, and participating in due diligence. The fees are fixed per the bond prospectus and the performance obligations are satisfied upon registration approval of the bonds by the applicable regulatory agencies on the trade date of the security. The risks and rewards of ownership pass from the issuer to the Company, as the underwriter, when the Company makes the firm commitment for purchase of the securities at the agreed issuance price on the date of the security offering. Revenue is recognized at the point in time upon completion of service and when approval is granted by the regulators.

Municipal advisory fees – Municipal advisory fees represent income earned related to providing advisory services to municipalities and higher education organizations. The performance obligations related to this revenue include items such as preparing analyses for financial planning. The fees are based on contractual agreements and the performance obligations are satisfied upon completion of the agreed upon service.

Revenue from sale of investment company shares – Revenue from sale of investment company shares primarily represents fees for administration of customers' assets invested in third party money market and mutual fund products. The performance obligations related to administration include execution of trades, recordkeeping, and ensuring regulatory compliance of the customers' accounts. These performance obligations are satisfied over time and the related revenue is calculated monthly based on the customers'

assets invested. All material performance obligations are satisfied as of the end of each accounting period. The remainder of revenue from sale of investment company shares is commissions on mutual fund trades. The performance obligations of these commissions are executing the specified trade and are priced either according to the customer's fee schedule or the prospectus. Such income is recognized at a point in time as the trade occurs and the performance obligation is fulfilled.

Fees – Fees represent asset-based fees for investment management. The performance obligations related to investment management include actively managing customer assets by allocating assets across a wide range of mutual funds and other investments. These performance obligations are satisfied over time and the related revenue is calculated monthly based on the assets under management of each customer. All material performance obligations are satisfied as of the end of each accounting period.

Insurance fees and commissions – Insurance fees and commissions includes all insurance-related fees earned, including commissions for individual life, variable life, group life, health, group health, fixed annuity, and variable annuity contracts. The performance obligations related to these revenues primarily represent the placement of insurance policies with the insurance company partners. The fees are based on the contracts with insurance company partners and the performance obligations are satisfied when the terms of the policy have been agreed to and the insurance policy becomes effective.

Other revenue – The Company recognizes other miscellaneous income through a variety of other revenue streams, the most material of which include fees received from UMB Bank for trust relationship manager fees and license maintenance fees. The performance obligations for trust relationship manager fees include acting as an agent and providing fiduciary services for certain trust customers, for which the performance obligations are satisfied over time and the revenue is calculated monthly based on the assets under management of each customer. The performance obligations for license maintenance fees include maintaining FINRA compliance for UMB Bank licensed associates, for which the performance obligations are satisfied over time and the revenue is calculated monthly based on the number of licensed associates.

The Company had no material contract assets, contract liabilities, or remaining performance obligations as of December 31, 2024. Total receivables from revenue recognized under the scope of ASC 606 are $359,628 as of December 31, 2024.

The following table depicts the disaggregation of revenue by revenue stream for the year ended December 31, 2024:

Revenue Stream	**Within Scope of ASC 606**	**Out of Scope of ASC 606**	**Total**
Securities commissions	$ 244,440	$ 190,985	$ 435,425
Gains on trading accounts, net	—	1,793,952	1,793,952
Underwriting	1,131,052	—	1,131,052
Municipal advisory fees	990,514	—	990,514
Revenue from sale of investment company shares	1,035,909	—	1,035,909
Fees	6,111,161	—	6,111,161
Insurance fees and commissions	820,129	—	820,129
Other revenue	1,206,321	1,582,621	2,788,942
Total revenue	$ 11,539,526	$ 3,567,558	$15,107,084

9. SEGMENT REPORTING

The Company has one reportable segment, which provides services as described in Note 1, "Summary of Significant Accounting Policies" and Note 8, "Revenue Recognition", and manages the business activities

on a consolidated basis. The Company's chief operating decision maker (CODM) is comprised of the board of directors of the Company, which includes the President of the Company as well as employees of UMBFC.

The CODM assesses performance for the segment and decides how to allocate resources based on net income that is also reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following table illustrates the financial results for the year ended December 31, 2024, including significant segment expenses:

Revenue	$	15,107,084
Bonus and commission expense		2,899,318
Salary and wage expense		1,745,109
Employee benefits		1,245,146
Processing fees		2,496,813
Other segment items*		575,609
Noninterest expense		8,961,995
Income before taxes		6,145,089
Income tax expense		1,497,628
Net income	$	4,647,461

*Other segment items include regulatory fees and expenses, management fees, and other.

SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULE (I)
UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2024

	As Audited	Adjustments*	As filed in form X-17A-5 on January 21, 2025
TOTAL STOCKHOLDER'S EQUITY	$ 40,955,398	$ (84,225)	$ 40,871,173
DEDUCTIONS AND CHARGES:			
Prepaid expenses	53,432	—	53,432
Interest receivable	29,867	—	29,867
Deferred income tax asset, net	1,436,005	(87,761)	1,348,244
Total non-allowable assets	1,519,304	(87,761)	1,431,543
Other deductions and charges	14,680,937	—	14,680,937
Haircuts on investment securities	2,099,781	—	2,099,781
Total	18,300,022	(87,761)	18,212,261
NET CAPITAL	$ 22,655,376	$ 3,536	$ 22,658,912
AGGREGATE INDEBTEDNESS:			
Total aggregate indebtedness	$ 9,109,488	$ (363,164)	$ 8,746,324
COMPUTATION OF NET CAPITAL REQUIREMENT - Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 607,299		$ 583,089
EXCESS NET CAPITAL	$ 22,048,077	$ 27,746	$ 22,075,823
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.40 to 1		0.39 to 1

*The adjustments noted above are post-closing entries subsequent to the filing of the X-17A-5 associated with the income tax allocation from the parent company. These adjustments have no impact to the Company's compliance with Rule 15c3-1.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTAL SCHEDULE (II) AND (III)
UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

SCHEDULE OF COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE AND PAB OF BROKERS AND DEALERS AND SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) participating in the private placement of securities in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4; (2) effecting mutual fund securities transactions on a subscription basis where the funds are payable to the fund or its agent and not to the Company; and (3) investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
UMB Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying UMB Financial Services, Inc.'s Exemption Report (the Exemption Report), in which UMB Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) participating in the private placement of securities in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4; (2) effecting mutual fund securities transactions on a subscription basis where the funds are payable to the fund or its agent and not to the Company; and (3) investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Kansas City, Missouri
February 24, 2025

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

UMB FINANCIAL SERVICES, INC.'S EXEMPTION REPORT
DECEMBER 31, 2024

UMB Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

Nature of Exceptions	Number of Exceptions	Date of Exceptions
Securities from Fedex delivered late for processing	7	March 2024 (1 Exception) April 2024 (6 Exceptions)

(3) The Company is also filing this Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) participating in the private placement of securities in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4; (2) effecting mutual fund securities transactions on a subscription basis where the funds are payable to the fund or its agent and not to the Company; and (3) investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Angela Gates

UMB Financial Services, Inc.,

President, Chief Financial Officer

February 24, 2025

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of UMB Financial Services, Inc. (the Company) for the year ended December 31, 2024. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024.

KPMG

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 24, 2025